April 12, 2006

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Stephen Krikorian

     Re:  MapInfo Corporation
          Form 10-K for the Fiscal Year Ended September 30, 2005
          Form 10-Q for the Fiscal Quarterly Period Ended December 31, 2005
          File No. 000-23078

Ladies and Gentlemen:

Set forth below are responses to the comments provided to Mark P. Cattini, President and Chief Executive Officer of MapInfo Corporation (the "Company"), in a letter dated March 29, 2006 (the "Letter") from Stephen Krikorian, Accounting Branch Chief, Division of Corporation Finance, Securities and Exchange Commission (the "Commission"). The responses set forth are keyed to the sequential numbering of the comments in the Letter and to the headings used in the Letter.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Company's periodic filings under the Securities Exchange Act of 1934, as amended (the "1934 Act"), referred to above;
  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any actions with respect to the filings; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for 2005, 2004 and 2003

Net Revenues page 23

1.  Comment

We note your disclosure, "The increase in product and services revenues was mainly due to the acquisitions and increased revenue from our targeted vertical markets." Tell us your consideration for disclosing the extent to which increases not related to acquisitions are attributable to increases in prices or volume or amount of goods and services being sold or to the introductions of new products or services pursuant to Regulation S-K, Item 303(a)(3)(iii). Further, tell us your consideration for clarifying the reasons that you were successful in increasing sales to your targeted vertical markets and whether such underlying reasons represent a trend. We refer you to SEC Release 33-8350, Section III.B.3 and 4.

Response

The Company takes into consideration factors that could have contributed to the increase, such as market conditions, price increase, volume increases, or new product introductions, when disclosing revenue increases not related to acquisitions. During fiscal year 2005, the Company did not experience significant price increases and excluding acquisitions there were no major new products or services that contributed to the revenue increase. The revenue increase not related to acquisitions was primarily due to increased volume or amount of goods or services being sold. The increase in volume was due to strong execution by our regional sales teams in our targeted vertical markets, primarily the public sector and retail markets. The Company does not believe this is a trend.

In future 1934 Act filings, when discussing such increases or decreases, as noted above, the Company will continue to analyze the reasons underlying any increases or decreases and will indicate if such increases or decreases represent a trend.

2.  Comment

Your disclosure also quantifies increases in revenue on a geographic basis. Tell us your consideration for disclosing the underlying reasons such revenue increased. For example, you disclose the reason revenue increased by 29% in the Asia-Pacific region was "primarily due to increased revenue in Australia." When discussing such increases, you should also analyze the reasons underlying the increase in revenues and indicate whether such increases represent a trend.

Response

When disclosing revenue increases on a geographic basis, the Company takes into consideration multiple factors that could have contributed to the increase, such as the revenue changes by country in the region.

In the Asia-Pacific region, revenue increased $4.8 million, or 29%, of which Australia represented 80% of the increase. Australia's increase was the result of a combination of factors such as: an increase in sales volume, particularly in the public sector vertical market; the strengthening of the Australian dollar over the prior period; and incremental revenue from an acquisition.

The Company discloses the aggregate impact of foreign currency changes as well as incremental revenue from acquisitions. The Company does not believe the sales volume increase constitutes a trend.

In future 1934 Act filings, when discussing such increases or decreases, as noted above, the Company will continue to analyze the reasons underlying any increases or decreases and will indicate if such increases or decreases represent a trend.

Note 1. Summary of Significant Accounting Policies

Revenue Recognition, page 47

3.  Comment

Your disclosure indicates your multiple element arrangements consist primarily of software licenses and maintenance. However, your filing indicates that your arrangements can include any of the other products or services that you offer, such as data products, data maintenance and/or professional services. If this is correct, clarify how you allocate arrangement value to these elements and how your disclosure addresses this policy.

Response

The Company's current disclosure notes that multiple element arrangements primarily consist of software licenses and maintenance. The Company does in fact have other offerings such as data products, data maintenance and/or professional services that are a part of certain multiple element arrangements.

Allocation of revenue to additional offerings such as data, data maintenance and professional services is done in a manner consistent with the Company's application of SOP 97-2 with respect to software and software maintenance. These additional elements are valued at fair value based on vendor specific objective evidence ("VSOE").

In future 1934 Act filings, the Company's discussion of multiple element arrangements will read:

"Multiple element arrangements. Product licenses are sold for all of our core products, which include software and data products. Multiple element arrangements of the Company consist primarily of product licenses sold with one-year maintenance arrangements and professional services. Maintenance arrangements are sold separately from, or as a premium to, the product license fee and accordingly, vendor specific objective evidence ("VSOE") is determinable. Fees for multiple element arrangements are allocated to the various elements of the arrangement based on the fair values of the elements. The fair value used to allocate to the elements is based on VSOE of fair values of the elements. VSOE is determined by the price charged when the same element is sold separately or as an incremental fee."

4.  Comment

Your disclosure indicates that you defer revenue if you cannot determine the fair value of any undelivered element. Clarify whether this is a general policy disclosure or whether you have undelivered elements for which you are unable to establish vendor specific objective evidence ("VSOE") of fair value. In addition, tell us whether you have established VSOE of fair value of your software and data product maintenance separately.

Response

Deferring revenue for undelivered elements for which the fair value cannot be determined is a general policy of the Company. The Company currently does not have undelivered elements for which we are unable to establish VSOE.

The Company has separately established VSOE of fair value for our software and data products maintenance.

5.  Comment

Your disclosure indicates that all of your deliverables are within the scope of SOP 97-2, as amended. Tell us whether your data products are software deliverables pursuant to SOP 97-2, paragraphs 2 and 9. If not, tell us how you considered EITF Issue No. 03-5 when determining whether the data products (and related services) are software related and included in the scope of SOP 97-2. In addition, tell us whether your arrangements include any other elements that are not software related based on the guidance in EITF Issue No. 03-5.

Response

The Company's data products are software deliverables pursuant to Paragraphs 2 and 9 of SOP 97-2. Our data products consist primarily of licensed software products that are engineered to perform various reporting and analytical functions on a wide variety of data sets. The software is not incidental and not marketed or sold separately, and the Company provides/offers post-contract support on these products.

6.  Comment

Your disclosure on page 20 indicates that you sell data sets as a product with a separate service element for maintenance. Please tell us the nature of your data sets to supplement your disclosure on pages 5-6. In this respect, clarify exactly what you provide to your customers upon initial product delivery as compared to the services you provide under the maintenance agreement. Explain whether all data set sales involve the delivery of a program, or whether such sales provide access to information. Further, clarify how you have determined that data set sales involves the sale of a product sale as opposed to a continuous service.

Response

MapInfo is a software and solutions company that offers software based data sets and products as part of its overall offering. Our data sets contain information relating to various items such as streets, population characteristics and industry specific information and also include embedded software programs that are integral to the customer's use of the data. The Company does not sell raw data.

Upon initial delivery, the customer receives a license to use the product. Maintenance is offered on our data products. Under the maintenance agreement, the customer will receive the right to receive product updates. Product updates are distributed periodically and will include any updates to the software program as well as any new or amended data sets within the product. A complete data set is shipped upon initial delivery. Amended data sets delivered as part of the maintenance program typically include minimal changes to the standing data that was initially delivered with the original sale. Maintenance may also include varying levels of technical support to assist the user in using the product.

As noted in the first paragraph, data set sales involve the delivery of a software program. Each of our data products contains a software element within the offering that is more than incidental to the offering as a whole. To determine whether the data product should be accounted for as a product sale or continuous service, the Company evaluated SOP 97-2 (paragraphs 2 and 9) as well as EITF Issue No. 03-5. For example, the software program and the underlying data set are developed, marketed, and sold as one product. The Company incurs significant costs that are within the scope of FASB Statement No. 86. As a result, the Company accounts for sales of data sets as a product sale as governed by SOP 97-2.

7.  Comment

We note from your website that you offer a hosted version of your software license. Explain whether the application of EITF 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13. Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software. Further, tell us whether you classify hosting sales as product or service revenue. In your response provide your hosting revenues recognized for all periods presented.

Response

Hosted versions of our software are limited to two products, Anysite Analyzer and Envinsa. The hosted version of Anysite Analyzer is licensed on a limited term basis, while the hosted version of Envinsa is licensed on a per transaction basis.

The customer does not have the option to take possession of the software in these arrangements. The Company therefore recognizes the revenue ratably over the hosting period.

EITF 00-3 requires that revenue from such arrangements be classified as service revenue and to be recognized pursuant to SAB Topic 13, Revenue Recognition. Currently, the hosted version of Anysite Analyzer is classified as product revenue and the hosted version of Envinsa is classified as service revenue.

In total, the Company recognized hosting revenues of $694 thousand, $427 thousand, and $158 thousand, for fiscal years 2005, 2004, and 2003, respectively. With respect to Anysite Analyzer, hosting revenues were $554 thousand for fiscal year 2005, $427 thousand for fiscal year 2004, and $158 thousand for fiscal year 2003.

For each year, Anysite Analyzer hosting revenue that was classified as product revenue was less than 0.5% of total revenues. In future 1934 Act filings, the Company will classify revenue from the hosted version of Anysite as service revenue and will disclose the revenue recognition policy for hosted services as noted below:

"On-line (Hosted) Services. The Company offers some products via an on-line hosted service. The service is typically sold on a subscription basis for a specific time period, typically not longer than one year. Customers do not have the right to take possession of the software under these arrangements and therefore these sales are accounted for under SAB Topic 13, Revenue Recognition. Revenue from on-line services is recognized ratably over the subscription period."

Note 11. Income Taxes, pages 59-61

8.  Comment

We note that $3.9 million and $2.6 million of the goodwill recorded resulting from the MarkeTech Systems, Inc. and Southbank Systems Limited acquisitions, respectively, is expected to be deductible for tax purposes. Tell us your consideration of SFAS 142, paragraph 41, when accounting for the deferred tax impact of such goodwill and for disclosing such policy. Similar, explain how you are accounting for the deferred tax impact of the indefinite lived trademarks acquired in the Southbank Systems Limited acquisition.

Response

The deferred tax impact of goodwill was considered in accordance with SFAS 142, paragraph 41 when recording the purchase of MarkeTech Systems, Inc. and Southbank Systems, Inc. The policy regarding recording deferred taxes for the difference in the financial statement and the tax basis of assets and liabilities (including deductible identifiable intangibles but, excluding nondeductible goodwill), is disclosed in Note 1, Summary of Significant Accounting Policies in the Company's Annual Report on Form 10-K.

The MarkeTech acquisition was an asset transaction resulting in tax-deductible identifiable intangibles and goodwill. The book and tax basis of the identifiable intangibles and goodwill was the same as of the acquisition date and, therefore, no deferred taxes were recorded. However, differences in amortization for book and tax purposes in subsequent periods resulted in the recording of deferred tax liabilities with respect to these assets.

The Southbank Systems, Inc. acquisition was a share transaction resulting in tax-deductible identifiable intangibles and nondeductible goodwill. (The last sentence of Note 17, Acquisitions, indicating that $2.6 million of goodwill was expected to be deductible, was erroneous. No deductible goodwill resulted from the acquisition). The book basis of the identifiable intangibles assets, including the indefinite lived trademarks, exceeded the tax basis at the acquisition date and therefore, a deferred tax liability was recorded. Differences in amortization of the identifiable intangibles for book and tax purposes in subsequent periods resulted in the recording of changes in the deferred taxes with respect to these assets. No deferred taxes have been recorded with respect to the nondeductible goodwill in accordance with SFAS 142, paragraph 41.

Form 8-K filed on February 2, 2006

9.  Comment

We note your use of non-GAAP measures under Item 2.02 of the Form 8-K noted above. Please note the following observations regarding your non-GAAP measures:
    We note that your non-GAAP financial measure includes a discussion of non-GAAP earnings per share. When you use non-GAAP earning per share measures, ensure that you reconcile the non-GAAP earnings per share to earnings per share as calculated and presented in accordance with GAAP. Refer to Regulation S-K, Item 10(e)(i)(B).
    We note that the non-GAAP measure you have presented excludes stock compensation expense. Demonstrate the usefulness of the non-GAAP measure in assessing performance, when stock based compensation is a result of your operations and has contributed to your performance. Refer to Section G of SAB 107 and Question 8, Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.
    If you are able to overcome the burden of demonstrating its usefulness, ensure future uses of non-GAAP measures include all of the disclosures identified in Section G of SAB 107 and the guidance set forth in Question 8, Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures.

Response

In the supplemental schedule "Reconciliation of GAAP to Non-GAAP Net Income", which was included with the press release filed as an exhibit to the Company's Current Report on Form 8-K, the Company inadvertently omitted the computation of earnings per share. The weighted average diluted shares outstanding for the three months ended December 31, 2005 was 21,558,000. The GAAP net income of $1.6 million resulted in earnings per share of $0.08. The non-GAAP net income of $2.3 million for the same period resulted in $0.11 earnings per share.

In future 1934 Act filings containing any reference to non-GAAP earnings per share measures, we will ensure that the non-GAAP earnings per share calculation is reconciled to the GAAP earnings per share as presented and calculated in accordance with GAAP.

Management evaluated the usefulness of the non-GAAP measure in presenting net income and earnings per share for the three months ended December 31, 2005. The Company believes that the non-GAAP measures provided, when viewed in addition to and not in lieu of the Company's reported GAAP results assists investors in understanding the results of operations on comparative basis, since the prior comparable period did not include stock compensation expense. In addition, the Company's management uses the non-GAAP measures to conduct and evaluate its business. The economic rationale behind management's decision to use such a measure is that the business is managed geographically. The geographic managers are not responsible for, and cannot control, costs related to stock compensation expense. Therefore management excludes this measure internally to measure the success of the various geographies and does not include stock compensation when disclosing segment information. The primary limitation associated with the use of the non-GAAP financial measure compared to the most directly comparable GAAP financial measure is that it may not be comparable to amounts reported by other companies. Management compensates for this limitation by clearly stating both the non-GAAP and the GAAP measures. The Company also clearly states that this information should be used in addition to GAAP results, and not in lieu of the GAAP results.

In future 1934 Act filings, any uses of non-GAAP measures will include all of the disclosures identified in Section G of SAB 107 and the guidance set forth in Question 8, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Please feel free to contact the undersigned at 518-285-7331 if you would like to discuss any of these issues.

Sincerely,

/s/ K. Wayne McDougall
K. Wayne McDougall
Vice President and Chief Financial Officer